February 7, 2019

Sharon Driscoll
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 0C6

       Re: Ritchie Bros. Auctioneers Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-13425

Dear Ms. Driscoll:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services